January 3, 2011
SUBMITTED VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radian Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2010 File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to each of the comments included in your letter dated December 16, 2010. We currently expect to submit our formal response to each of the comments included in your December 16, 2010 letter (our response will be filed via EDGAR) on or before January 14, 2011.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer